November 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Solowin Holdings
Registration Statement on Form F-3
File No.: 333-290894

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of SOLOWIN HOLDINGS (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, November 26, 2025, or as soon thereafter as practicable.

Please contact Yujia Wei of Bevilacqua PLLC, counsel to the Company, at 202-571-4534, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
By:	Ling Ngai Lok
Title:	Chief Executive Officer